

VENECREDIT SECURITIES, INC.
Member SIPC / NASD

February 28, 2017

Securities Investor Protection Corporation
Ms. Ann Ramsey
1667 K St. N.W., Suite 1000
Washington, DC 20006-1620

Reference: SIPC-7 and Annual Audit Fiscal Year 2016
Venecredit Credit Securities, Inc. (SEC 8-53425 / CRD 114419)

Dear Ms. Ramsey,

Please see attached the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which are being provided to SIPC no more than 60 calendar days following the firm's fiscal year end December 31, 2016.

Also please note, you will find the notarized front cover form X-17A-5 Part III Oath of Affirmation **where the documents included in the firm's Annual Audit Report are listed.** Further, per instructions, payment has been mailed by way of the US Postal Service and the SIPC-7 was emailed to: **form@sipc.org**

If more information is needed please let us know.

Thank you for your kindest attention,

George F. Valle

George F. Valle, CCO/FINOP

Cc. Alvaro Frias, CEO

1111 Brickell Avenue • Suite 1575 • Miami, FL 33131
Telephone: 305-372-2446 • www.venecreditsecurities.com • Facsimile: 305-358-1353